SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

McMoRan Exploration Co.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

582411104
(CUSIP Number)

Douglas N. Currault II
1615 Poydras Street
New Orleans, Louisiana 70112
(504) 582-8412
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-06)

CUSIP No. 582411104
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). James R. Moffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	2,478,315
	8.	Shared Voting Power	1,063,315
	9.	Sole Dispositive Power	2,478,315
	10.	Shared Dispositive Power	1,063,315
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,541,630
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		11.4%(1)
14.	Type of Person Reporting (See Instructions)		IN

(1) Based on 28,306,730 shares of Common Stock of the Issuer outstanding as of December 31, 2006, plus options to acquire 2,478,315 shares of Common Stock of the Issuer held by the Reporting Person and preferred stock convertible into 159,563 shares of Common Stock of the Issuer held by the Reporting Person.

This Amendment No. 6 amends the Schedule 13D filed on July 3, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on January 3, 2003, Amendment No. 2 filed on December 1, 2003, Amendment No. 3 filed on February 11, 2004, Amendment No. 4 filed on February 10, 2006 and Amendment No. 5 filed on May 26, 2006 (collectively the “Amended Schedule 13D”) on behalf of James R. Moffett (the “Reporting Person”) to reflect the grant of immediately exercisable employee stock options and to update the Reporting Person’s holdings.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per shares (the “Common Stock”), of McMoRan Exploration Co. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2. Identity and Background.

(a), (b), and (c) This statement is filed by James R. Moffett (the “Reporting Person”). The business address of the Reporting Person is 1615 Poydras Street, New Orleans, Louisiana 70112. James R. Moffett is Co-Chairman of the Board of the Issuer, which is engaged in the exploration, development and production of oil and gas offshore in the Gulf of Mexico and onshore in the Gulf Coast region.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

There were no funds or other consideration used by Mr. Moffett in the transactions requiring the filing of this report. The sole purpose of this amendment is to report that on January 29, 2007, Mr. Moffett received a grant of options to acquire 250,000 shares of Common Stock that were immediately exercisable and to update the information contained in the Amended Schedule 13D regarding Mr. Moffett’s holdings. Following the January 29, 2007 grant, Mr. Moffett’s beneficial ownership of the Common Stock is approximately 11.4% based on 28,306,730 shares of Common Stock outstanding as of December 31, 2006.

Item 4. Purpose of Transaction.

As of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. James R. Moffett is Co-Chairman of the Board of the Issuer. In the course of performing his duties for the Issuer, Mr. Moffett may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5. Interest in Securities of the Issuer.

(a), (b), and (d) As of the date hereof, James R. Moffett is the beneficial owner of 3,541,630 shares of the Common Stock, which is approximately 11.4% of the outstanding shares of the Common Stock. Mr. Moffett has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,478,315 of such shares, which he has the right to acquire within 60 days upon the exercise of stock options. He shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 1,063,315 of such shares. Of the shares as to which Mr. Moffett shares voting and investment power (i) 1,062,455 shares are held by Moffett Holdings, L.L.C. which has the right to receive dividends from, and the proceeds from the sale of, such shares (159,563 of such shares are issuable upon the conversion of convertible preferred stock) and (ii) 860 shares are held by Mr. Moffett’s spouse, as to which shares Mr. Moffett disclaims beneficial ownership.

(c) The Reporting Person had no transactions in the Common Stock of the Issuer in the past 60 days. On January 29, 2007, the Reporting Person received the following stock options from the Issuer as compensation for his services as Co-Chairman of the Board of the Issuer: (i) options related to 200,000 shares of Common Stock that will become exercisable in equal annual increments on the first through fourth anniversaries of the date of grant, and (ii) options related to 250,000 shares of Common Stock that are immediately exercisable. All options granted on January 29, 2007 have an exercise price of $12.23, and will expire on January 29, 2017.

(e) Date the Reporting Person ceased to beneficially own more than 5% of shares:

Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Co-Chairman of the Board of the Issuer. As of the date hereof, the Reporting Person has the right to acquire 2,478,315 shares of Common Stock upon the exercise of options granted pursuant to the Issuer’s stock option plans.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 30, 2007                                                   /s/ James R. Moffett
             Date                                                                 James R. Moffett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)